UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

U.S. Gold Corporation

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

912023207

(CUSIP Number)

Copy to:
Robert Ross McEwen
c/o Goldcorp Inc.	J. Gregory Holloway, Esq.
145 King St. West, Suite 2700	Holme Roberts & Owen LLP
Toronto, Ontario	1700 Lincoln Street, Suite 4100
Canada M5H 1J8	Denver, CO 80203
(416) 865-0326	(303) 861-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. §240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 912023207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert Ross McEwen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Canadian citizen

Number of Units Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 11,100,000 8. Shared Voting Power 0 9. Sole Dispositive Power 11,100,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,100,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 33.3%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.10 per share (“U.S. Gold Common Stock”), of U.S. Gold Corporation, a Colorado corporation (“U.S. Gold”). The address of the principal executive offices of U.S. Gold is 2201 Kipling Street, Suite 100, Lakewood, Colorado 80215-1545.

Item 2. Identity and Background

(a) This Schedule 13D is filed by Robert Ross McEwen (“McEwen”).

(b) and (c) McEwen’s business address is c/o Goldcorp Inc., 145 King Street West, Suite 2700, Toronto, Ontario, Canada M5H 1J8. McEwen’s principal occupation is as Chairman of the Board for Goldcorp Inc. Goldcorp is a gold producer with mining operations throughout the Americas and Australia.

(d) and (e) McEwen has not during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) McEwen is a Canadian citizen.

Item 3. Source and Amount of Funds or Other Consideration

The purchase price for the U.S. Gold Common Stock was $4,000,000, paid in cash from McEwen’s personal funds. No funds were borrowed by McEwen in order to complete his acquisition of U.S. Gold Common Stock.

Item 4. Purpose of Transaction

(a). The purchases of the shares reported in this Schedule 13D were made for the purpose of making an investment in U. S. Gold. Consistent with such purpose, McEwen has had, and expects to continue to have, discussions with management of U. S. Gold concerning U. S. Gold and his investment in U. S. Gold. McEwen may also engage in such discussions with other shareholders of the Issuer.

McEwen may, in the future, purchase additional shares of U. S. Gold Common Stock or other securities of U. S. Gold depending on the price of the shares and circumstances at the time such acquisitions, if any, are made. Alternatively, McEwen may at any time determine to realize on his investment in the shares of U. S. Gold Common Stock through the sale of all or some of the shares.

(b). McEwen may from time to time discuss with management of U.S. Gold the possibility of U.S. Gold acquiring, or combining with, other companies in select circumstances.

(c). Not applicable.

(d). Pursuant to the terms of the Letter Agreement, dated as of July 29, 2005, between U.S. Gold and McEwen pursuant to which (along with the Stock Subscription Agreement, dated as of July 29, 2005, between U.S. Gold and McEwen) McEwen purchased the U.S. Gold Common Stock, four of the six existing directors of U.S. Gold, including Messrs. William W. Reid and David C. Reid, plan to resign as members of the Board of Directors. McEwen will have the right, pending regulatory filings, to nominate directors that will be appointed to fill the vacancies created by the resignations. It is planned that Mr. McEwen will be assuming the role of Chairman and CEO later in the year upon the resignation of current management.

(e). Not applicable.

(f). Not applicable.

(g). Not applicable.

(h). Not applicable.

(i). Not applicable.

(j). Other than as described above, McEwen currently has no plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although McEwen reserves the right to develop such plans).

McEwen disclaims membership in any group with respect to the purchase of U.S. Gold Common Stock pursuant to the Letter Agreement or Stock Subscription Agreement.

The descriptions of the Letter Agreement and the Stock Subscription Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2, respectively.

Item 5. Interest in Securities of the Issuer

(a) McEwen is the beneficial owner of 11,100,000 shares of U.S. Gold Common Stock, which represents approximately 33.3% of U.S. Gold Common Stock (based on the number of shares outstanding as of July 29, 2005, as represented by U.S. Gold in connection with the Letter Agreement).

The description of the Letter Agreement contained herein is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibits 1.

(b) McEwen holds the sole power to vote and dispose of the 11,100,000 shares of U.S. Gold Common Stock that he beneficially owns.

(c) Other than the transaction described herein, McEwen has not effected any transaction in the U.S. Gold Common Stock during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 11,100,000 shares of U.S. Gold Common Stock that are beneficially owned by McEwen.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 4 and 5 above are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:	Letter Agreement, dated as of July 29, 2005, by and between U.S. Gold and McEwen, filed as Exhibit 2.1 to U.S. Gold’s Current Report on Form 8-K (SEC File No. 0-9137) filed with the SEC on August 4, 2005, and incorporated herein by reference.

Exhibit 2:	Stock Subscription Agreement, dated as of July 29, 2005, by and between U.S. Gold and McEwen, filed as Exhibit 2.2 to U.S. Gold’s Current Report on Form 8-K (SEC File No. 0-9137) filed with the SEC on August 4, 2005, and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2005	/s/ Robert Ross McEwen
Robert Ross McEwen